SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: March 20, 2006	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, March 20, 2006
CPR RESPONDS TO FORDING COAL TRUST ANNOUNCEMENT ON 2006 SALES EXPECTATIONS
CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) said today in response to the announcement by Fording Canadian Coal Trust of its range of coal sales for the calendar year 2006 that, based on the information currently available to the company, CPR does not plan to make a change at this time to its previously announced 2006 earnings guidance of $3.60 to $3.85 per share. The company will continue to adjust its crew and equipment requirements as coal volumes dictate.
CPR serves all of the mines in southeastern British Columbia owned by Elk Valley Coal Partnership (EVC), in which Fording has a 60-per-cent interest.
Note on forward-looking information
This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise.
Financial results in this news release are reported in Canadian dollars.
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. Canadian Pacific Railway is marking its 125th anniversary in 2006. For more information, visit CPR’s website at www.cpr.ca

Contacts
Media	Investment Community
Leslie Pidcock	Paul Bell, Vice President, Investor Relations
Tel: (403) 319-6878	Tel: (403) 319-3591
leslie_pidcock@cpr.ca	investor@cpr.ca